[redacted]

10028828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Capital Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1850
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Casper — 312-450-6440
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/6/2010 JD

OATH OR AFFIRMATION

I, Brian Casper, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Blue Capital Group LLC**, as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Notary Public

Signature

CFO
Title

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUE CAPITAL GROUP LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Blue Capital Group LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Capital Group LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 11, 2010

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	1,283,995
Due from broker/dealer		152,244,674
Securities owned, at market		
U.S. government		222,953
Equities		90,232,764
Options		1,530,867,214
Interest and dividends receivable		223,770
Furniture and equipment, net		3,325,717
Exchange memberships, at cost (market value $5,741,500)		4,533,000
Other assets		980,111
TOTAL ASSETS	$	1,783,914,198
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Securities sold, not yet purchased, at market		
Equities	$	152,601,709
Options		1,567,941,976
Accounts payable and accrued expenses		1,789,237
Total Liabilities		1,722,332,922
Members' Equity		61,581,276
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,783,914,198

See accompanying notes.

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(1) NATURE OF BUSINESS

Blue Capital Group LLC, a Delaware Limited Liability Company, operates as a market-maker and trader on various securities and futures exchanges.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2009, accumulated depreciation was $3,646,842. There were no dispositions during the year.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company flows through to the respective income tax returns of the members.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Effective January 1, 2009, the Company adopted ASC 815-10 (formerly Financial Accounting Standards (FAS) No. 161), "Disclosures About Derivative Instruments and Hedging Activities". ASC 815-10 amends FAS 133, "Accounting for Derivative Instruments and Hedging Activities", by requiring enhanced disclosures regarding an entity's derivative and hedging activities. The adoption of ASC 815-10 did not have a material impact on the Company's financial statements.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

As of January 1, 2009 the Company adopted ASC 740-10-50 (formerly FASB Interpretation (FIN) No. 48), "Accounting for Uncertainty in Income Taxes". ASC 740-10-50 provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The adoption of ASC 740-10-50 did not have a material impact on the Company. The Company has not identified any uncertain tax positions as of December 31, 2009.

(3) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a market-maker/trader, the Company engages in transactions involving derivative instruments - futures for hedging purposes, and, options and futures for trading purposes. The company uses futures to hedge certain interest rate risks. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair values of options are reflected on the statement of financial condition. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2009.

ASSETS	
Futures contracts designated as hedging instruments	
Interest rates	$ 669,006
Total unrealized gain on open futures contracts	$ 669,006
LIABILITIES	
Futures contracts designated as trading instruments	
Indicies	$ (12,174,349)
Total unrealized loss on open futures contracts	$ (12,174,349)
Net unrealized gain (loss) on open futures contracts*	$ (11,505,343)

* This amount is a component of "Due from broker/dealer" on the Statement of Financial Condition.

(3) DERIVATIVE INSTRUMENTS (CONTINUED)

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, The Options Clearing Corporation and Chicago Mercantile Exchange act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentrations of Credit Risk

The Company clears all of its trades through its clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

The Company maintains a substantial portion of its cash balance at a financial institution located in Chicago. The account balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009, the Company's uninsured balance at the financial institution approximated $790,000.

(3) *DERIVATIVE INSTRUMENTS (CONTINUED)*

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460-10, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (formerly FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2009, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(4) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $43,079,000 which exceeded requirements by approximately $42,960,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(5) *LEASE COMMITMENTS*

The Company has entered into two office space lease commitments which expire through September 30, 2014. The future minimum rental payments are as follows:

December 31,	Amount
2010	$ 260,675
2011	267,192
2012	273,872
2013	280,719
2014	214,462
Total	$ 1,296,920

(6) FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements" (formerly FAS No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs buy requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2009, all investments of the Company are listed and actively traded and, accordingly, are classified as Level 1.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(7) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

(8) SUBSEQUENT EVENTS

During the period from January 1, 2009 through February 11, 2009, members made capital contributions of $132,788 and withdrawals of $1,011,337.

Blue Capital Group LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009